2007
ANNUAL INFORMATION FORM
(Fiscal Year Ending March 31, 2007)

CORPORATE OFFICE
8585 Chemin Côte-de-Liesse
Saint-Laurent, Québec
June 27, 2007	Canada H4T 1G6

INFORMATION INCORPORATED BY REFERENCE

The Company’s Management’s Discussion and Analysis and its consolidated financial statements for the year ended March 31, 2007, and the notes thereto (Consolidated Financial Statements) appear on pages 28 to 73 and pages 74 to 130 respectively in the Annual Report to Shareholders for the year ended March 31, 2007 (Annual Report). The Consolidated Financial Statements were prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). For a discussion of the principal difference between Canadian GAAP and the accounting principles generally accepted in the United States, see note 28 to the Consolidated Financial Statements. The information contained therein is specifically incorporated by reference into this Annual Information Form (AIF). Any parts of the Annual Report not specifically incorporated by reference do not form part of this AIF.

Unless otherwise noted, all dollar references in this Annual Information Form are expressed in Canadian dollars.

References to fiscal 2007 refer to the period from April 1, 2006 to March 31, 2007, references to fiscal 2006 refer to the period from April 1, 2005 to March 31, 2006, and references to fiscal 2005 refer to the period from April 1, 2004 to March 31, 2005.

This Annual Information Form contains forward-looking statements with respect to CAE and its subsidiaries based on assumptions which CAE considered reasonable at the time they were prepared and may include information concerning the Company’s markets, future financial performance, business strategy, plans, goals and objectives. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ sometimes materially from those contemplated by the forward-looking statements. Statements preceded by the word “believe”, “expect”, “anticipate”, “intend”, “continue”, “estimate”, “may”, “will”, “should” and/or similar expressions are forward-looking statements. CAE cautions the reader that the assumptions regarding future events, many of which are beyond the control of CAE, may affect the extent to which a particular projection materializes and/or could ultimately prove to be incorrect; accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations are discussed in the section “Risk Factors” herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law or regulation. In particular, forward-looking statements do not reflect the potential impact of any merger, acquisition or other business combinations or divestitures that may be announced or completed after such statements are made.

1.	CORPORATE STRUCTURE OF CAE

1.1	Name, Address and Incorporation

On March 17, 1947 CAE Inc. (Company or CAE) was incorporated under the name Canadian Aviation Electronics Ltd. under the laws of Canada by letters patent. In 1965, the name of the Company was changed to CAE Industries Ltd. and in 1993 the Company changed its name to its present one, CAE Inc.

The Company was continued in 1977 under the Canada Business Corporations Act (CBCA) by certificate of continuance. In 1979, the articles of the Company were amended to change its authorized share capital to an unlimited number of common shares. In 1981, the Company’s articles were again amended to authorize an unlimited number of preferred shares, issuable in series, with such rights, privileges, restrictions and conditions as the Directors of the Company may determine.

On June 9, 1995, the Company’s articles were amended to authorize the Directors to appoint additional Directors in accordance with the provisions of the CBCA. On April 1, 2001, the Company amalgamated with CAE Electronics Ltd., its wholly-owned subsidiary.

The Company’s registered office is located at 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada H4T 1G6, telephone: (514) 341-6780, fax: (514) 340-5530.

1.2 Inter-corporate Relationships

The direct and indirect subsidiaries and other ownership interests of the Company are set out in Schedule A hereto.

2. GENERAL DEVELOPMENT OF THE BUSINESS

2.1(a) General

Following incorporation in 1947, CAE’s primary business focused on the repair and overhaul of electronic and electro-mechanical equipment, as well as the design and installation of telecommunication and navigational systems. By the early 1950s, the Company had started to pursue new areas of opportunity in the design, development and manufacture of flight, radar and weapons simulators for Canadian defence requirements. A few years later, CAE began its commercial flight simulation activities.

CAE today is a world leader in providing simulation and modelling technologies and integrated training services and products to the civil aviation industry and defence forces around the globe.

We design, manufacture, supply and market simulation equipment and provide training and services. This includes integrated modelling, simulation and training solutions for commercial airlines, business aircraft operators, aircraft manufacturers and military organizations, and a global network of training centres for pilots, cabin crew and maintenance technicians.

Our full-flight simulators (FFSs) replicate aircraft performance in a full array of situations and environmental conditions. Sophisticated visual systems simulate hundreds of airports around the world, as well as a wide range of landing areas and flying environments. These work with motion and sound to create a realistic training environment for pilots and crews at all levels.

CAE has built an excellent reputation and long-standing customer relationships based on 60 years of experience, strong technical capabilities, a highly trained workforce and global reach. About 5,500 employees work full-time in production and training facilities in 19 countries around the world. Approximately 90% of CAE’s annual revenues come from worldwide exports and international activities.

2.1(b) History

Over the past three fiscal years, CAE made one divestiture to better focus on its core businesses. CAE completed the divestiture of substantially the entire Marine Controls segment to L-3 Communications (L-3) of New York, NY during the fourth quarter of fiscal 2005 in a transaction valued at $239 million, resulting in an after-tax gain of approximately $104 million. In accordance with the purchase agreement, L-3 subsequently acquired two other components of the Marine Controls segment, including the assumption of CAE's guarantee of $53 million (£23 million) of project-finance related debt for the UK Astute Class submarine training program, following all required approvals being obtained.

In a reorganization of management responsibilities announced on May 22, 2006, sales and marketing of military simulation equipment, training and services were brought under the newly named Simulation Products and Military Training & Services Group led by Marc Parent, Group President. The most important priorities of SP/C and SP/M are lowering manufacturing costs, shortening manufacturing cycle times, and developing efficient and innovative technologies to further improve simulation products.

In addition, CAE formed an Innovations Group under the direction of Jeff Roberts, Group President, also responsible for the TS/C segment. A core group of people have been exploring different opportunities to build on our key strengths and tap new, emerging and adjacent markets to invest in during the year. Opportunities to leverage on our core competencies are being focused at six areas: medical simulation, transportation, aviation services, games and entertainment, and aviation equipment.

CAE is investing in software and hardware innovations that are intended to sustain its leading-edge technologies as well as complement its training services for CAE training centres and other customers. Examples of such innovation are the new CAE 5000 series of full flight simulators, new generation CAE Simfinity® suite of flight training devices and desktop trainers, CAE Tropos-6000® and CAE Medallion™-6000 image generators and CAE TrueTM electric motion system.

CAE has continued its investment in pilot training, and its increased access to the US and European military markets, during the past three years. In addition to acquisitions, CAE’s move into civil training and services was further accelerated during that period with the following training centre initiatives by TS/C:

  In April 2004, CAE acquired LAN’s training facility in Santiago, Chile and commenced providing flight training to LAN’s pilots under a 10-year services agreement. Since the acquisition, CAE has added an A320 and a B767-300 bringing the total to 3 FFS.
  CAE and Iberia Lineas Aereas de Espana, SA (Iberia) formed an aviation training joint venture, consolidating the assets of their respective Spanish training centres – CAE’s in Alcala and Iberia’s at the Barajas airport. Iberia trains its approximately 2,000 pilots at the joint venture training centre, which also attracts a lot of third party training. CAE has

  80% of the equity of the joint venture company. In 2006, CAE expanded the Barajasfacility and closed the original Alcala facility. The current operation comprises 11 FFSin Barajas.
  CAE in August, 2005 signed a ten year agreement with UK-based Virgin Atlantic Airways to provide training for pilots of the carrier’s entire fleet of Airbus A340-600 and Boeing 747-400 aircraft. In addition to this contract, the continued growth of easyJet and the Dassault programs support further growth in Burgess Hill. CAE is in the final stages of a second expansion bringing the total number of bays to twelve. In December of 2006, CAE commenced training on the Dassault 900EX EASy and 2000EX EASy, and in mid 2007, training will begin on the 7X. The Burgess Hill facility currently operates eight FFS with the remaining four bays to be used to support key customers.

  With demand for airline pilots growing worldwide, CAE is witnessing increasing interest in its pilot provisioning program, a turnkey service that includes a complete range of pilot recruiting and training for airlines. In addition to our base of business in Europe (Ryanair, Vueling, etc.) CAE is now delivering pilots to Indian and Chinese carriers, and is pursuing expansion into South East Asia, the Middle East and South America.

  CAE officially opened its new North East Training Centre near Morristown Airport, New Jersey, USA in June 2007. The state-of-the-art North East Training Centre is the first to offer training for the Dassault Falcon 7X, and also features training for the Falcon 900EX
  EASy, Falcon 2000EX EASy, the Gulfstream IV and the Sikorsky S76C+/B helicopter.The new centre houses six simulator bays. CAE has announced plans to expand thecenter from six to twelve bays to support the installation of more FFS (including theGulfstream G450/G550 scheduled to be installed in late 2007).

  In support of continued aviation growth in China, ZFTC (CAE’s joint venture with China Southern Airlines in Zhuhai, China) is expanding its operation with the construction of a new eight bay facility. The facility will be ready for training in mid-2007 and will offer A320, A330 and Boeing 777 training. This will bring the total number of CAE-built FFS that ZFTC operates to thirteen; ZFTC continues to be the largest independent flight training provider in China.

  During fiscal year 2007, CAE continued growing its global training network and finalized over 50 new business aviation agreements, many of them with Fortune 500 companies, and 20 new commercial aviation training agreements with airlines such as: Indigo Airlines, Avanti Air, Pinnacle Airlines, Air Atlanta, Air Madagascar, Skywest Airlines, and Martinair.

  A ten year joint venture was agreed with Embraer to provide training for their new light and very light jets, the Phenom 300 and 100, and work continues on finalising all relevant contracts to implement the new training company.

  In 2006, CAE launched a Services Initiative to leverage core competencies in training to provide additional services to our broader customer base. These include training center operations, maintenance technician training, and courseware creation and delivery services. Recent examples of the progress of this initiative include service contracts with Jetblue, Etihad and FAA.

CAE has experienced numerous successes in military training and services through its SP/M and TS/M segments in recent years, including:

  CAE will lead the design and development of NH90 helicopter virtual maintenance trainers for the German Armed Forces. CAE is developing the NH90 virtual maintenance trainer (VMT) software, simulation-based maintenance training courseware, instructor operator stations and training management system. The NH90 VMTs will be based on CAE Simfinity® technology. The NH90 VMTs will include a virtual representation of all the NH90 aircraft systems so maintenance personnel can practice diagnosing and troubleshooting maintenance problems. The NH90 virtual maintenance training program is in addition to CAE’s previously announced role on the German NH90 program. CAE is part of a consortium awarded a major private finance initiative (PFI) program in 2005 for the German Armed Forces NH90 training. Valued at €488 million, Helicopter Flight Training Services GmbH (HFTS), in which CAE is a 25% shareholder, will provide NH90 helicopter training in private training centres. The training centres, scheduled to open later in 2008, will be the first for the NH90. In addition, for the design and manufacture of the NH90 simulators and related training systems, CAE and Thales have partnered to serve as the prime contractor and design authority for producing the NH90 training systems. CAE is responsible for software systems such as the tactical environment, electronic warfare, communications, and weather radar. CAE is also providing the CAE Medallion™6000 image generator hardware, has overall responsibility for integration and deployment, and is managing construction of the training centres.

  CAE will design an EH101 full crew mission simulator (FCMS) for the Marina Militare Italiana (Italian Navy). The EH101 FCMS will include the full mission flight simulator (FMFS) for training EH101 pilots and the rear crew trainer (RCT) for training the rear crew in the operation of all tactical, sensor, and weapon systems in the aircraft. CAE is also performing a range of upgrades on the CAE-built UK Royal Navy’s EH101 Merlin Training System under subcontract to Lockheed Martin UK. As part of the Merlin Capability Sustainment Programme (MCSP), CAE will upgrade the Merlin Cockpit Dynamic Simulator (full-mission simulator), Cockpit Procedures Trainer (CPT), and two Rear Crew Trainers (RCTs) stationed at Royal Navy Air Station (RNAS) Culdrose. CAE has strengthened its relationship with the European Aerospace Defence and Space (EADS) company over the past several years. CAE is under contract by EADS North America to design and manufacture the first UH-72A Lakota cockpit procedural trainer (CPT) for the United States Army. The Army plans to acquire up to 322 UH-72A helicopters over the next decade. CAE is under contract from EADS CASA and the Commonwealth of Australia to provide a turnkey training capability and five years of support services for the Royal Australian Air Force’s (RAAF) new A330 Multi-Role Tanker Transport (MRTT) aircraft. CAE is also EADS CASA’s preferred training provider for the C-295 tactical transport aircraft and is currently under contract to design and manufacture two C-295 full-flight simulators.

  CAE USA continues to grow its relationship with the US Army’s 160th Special Operations Aviation Regiment – Airborne SOAR(A), an elite unit known as the Night Stalkers. Over the past several years, CAE USA has been awarded contracts to design and develop a range of mission rehearsal and training systems for this customer.Included in CAE’s work for this Regiment is the development of the innovative CommonEnvironment/Common Database (CE/CDB), which is expected to significantly reducethe mission rehearsal timeline required for high-fidelity database production. TheCE/CDB is included in the recently delivered MH-47G Chinook combat missionsimulator, and will be part of the MH-60L Black Hawk combat mission simulator thatCAE will deliver to the Regiment in 2008.
  CAE won a competitive procurement to design and manufacture MH-60R and SH-60B tactical operational flight trainers (TOFTs) for the United States Navy.  Initially, CAE will develop one MH-60R TOFT and one SH-60B TOFT for these USNavy helicopters, with options for two additional MH-60R TOFTs. The first MH-60RTOFT will be delivered to Naval Station (NS) Mayport, Florida in late 2008, while theSH-60B TOFT will be delivered to Marine Corps Air Station (MCAS) Kaneohe Bay,Hawaii in 2009. A TOFT consists of two training devices – the Operational FlightTrainer (OFT) used to train the pilot and co-pilot, and the Weapons Tactics Trainer(WTT) used to train the sensor operators and rear-crew. When networked together, theOFT and WTT form the Tactical Operational Flight Trainer that provides a total aircrewmission training solution. The MH-60R and SH-60B TOFTs will also be able to networkwith other Navy training assets to provide distributed mission training. CAE is also theprime contractor on the Navy’s MH-60S helicopter training program. Since June 2004,the US Navy has contracted CAE to design and manufacture four MH-60S TOFTs andfour MH-60S WTTs, with the first TOFT delivered on-time and declared ready-for-training at Naval Air Station Norfolk in 2006. CAE’s contracts with the US Navy forMH-60S and MH-60R training systems total over C$125 million over the past three years.

  CAE USA is continuing its development on a US Army program called the Synthetic Environment Core – Database Virtual Environment Development. Under the SE-Core DVED effort, CAE is developing a common database architecture, rapid database production processes and tools, and establishing five database production centres located in the United States and around the world. These database production centres will create the Army’s Common Virtual Environment (CVE), a fully integrated and correlated virtual environment that the Army will use for virtual training and mission rehearsal.
  The first of these database production centres is expected to open in Orlando, Florida inautumn 2007.

  Rotorsim, the consortium owned equally by CAE and AgustaWestland, a Finmeccanica company, officially opened for training in the summer of 2006. The first class of students performed recurrent and initial type training for the A109 Power helicopter. In addition, Rotorsim’s A109 and AW139 simulators achieved Level D certification from the Federal Aviation Administration.

Through its SP/C segment, CAE continues to lead the market in the sales of full-flight simulators and other flight training devices. The SP/C segment continues to invest in technology to improve its product offering in terms of cost, schedule, performance, and additional features that enhance safety and efficiency. Recent developments included:

  Launching a breakthrough product, the CAE 5000 Series full-flight simulator, designed specifically to address training requirements for high-volume commercial narrow-body aircraft such as the Boeing 737 and the Airbus A320, as well as the business jet market including the emerging Very Light Jets (VLJs). The 5000 Series FFS is a direct result of input from CAE’s customer and technical advisory boards, CAE’s own training instructors, and close coordination with regulatory agencies worldwide. Customers wanted CAE’s quality, reliability and fidelity in a product that would help them be more cost efficient and address specific training requirements, including:

•	initial and recurrent training on narrow-body platforms;
•	business aviation training, including the emerging VLJ segment; and
•	third-party training, including emerging Multi-crew Pilot License (MPL) training programs designed to address the global pilot shortage.

• Delivering the CAE TrueTM Electric Motion System and qualifying and certifying this system on four CAE-built full-flight simulators (FFSs) to Level D, the highest performance rating for flight training equipment with the European Joint Aviation Authority (JAA) and the Japan Civil Aviation Bureau (JCAB). This is the first FFS Level D certification with electric motion for the Airbus A320 and the Boeing 737NG. The four simulators are: two Boeing 737-800s, one Airbus A320 for Flight Simulation Company (FSC), and one Boeing 737-800 for Japan Airlines. z Launching the latest addition to the CAE Tropos® family of image generators called the CAE Tropos-6000. The new CAE Tropos-6000 series combines CAE’s industry-leading image quality and true fidelity with the latest commercial-off-the-shelf (COTS) graphics hardware. In addition, the CAE Tropos-6000 image generator leverages new Liquid Crystal on Silicon (LCoS) projector technology to deliver unprecedented realism in a visual solution. CAE Tropos-6000 utilizes the latest-generation graphics processors from ATI and is available in three configurations: Tropos-6100, Tropos-6200, and Tropos- 6400. The high-end CAE Tropos-6400 is designed to meet the demanding requirements of Level D training by employing four graphics processing units (GPUs) per LCoS projector covering a field-of-view of 200° x 43° for a 3-channel configuration. The CAE

• Tropos-6200 is designed for full-flight simulators and flight training devices not requiring Level D certification and uses two GPUs per projector. The CAE Tropos-6100 is ideal for laptop or desktop applications such as airport familiarization and uses a single GPU.

2.1(c) Industry Overview and Trends

The civil and military markets CAE serves are driven by factors particular to each market. CAE believes the civil market is most affected by the nature, size and composition of aircraft fleets, aircraft delivery schedules, pilot demographics, certification requirements and market demand for commercial and business air travel. The Company believes the military market is mostly influenced by a combination of defence spending and the nature of military activity. Demand for CAE’s military products and services are also influenced by the degree to which Military forces globally tend toward the outsourcing of functions to the private sector. As well, CAE’s military business is expected to be impacted by the extent to which synthetic mission rehearsal solutions gain market acceptance.

Simulation Products/Civil (SP/C)

The use of flight simulators in pilot and crew training is well established within the commercial and business markets. Increased use of simulators has occurred as a result of the growth in commercial and business air travel which, in turn, has driven fleet expansion and increased demand for pilot training. Civil simulator usage has also increased due to advances in technology that enable increased realism and the significant cost savings provided by flight simulation training compared to actual flight time. The use of synthetically-generated reproductions of airport configurations and use of satellite terrain imagery incorporated into the simulation further enhance the effectiveness of simulation training. Simulators are also utilized by pilots to supplement actual flying time to maintain their certification. Today’s most sophisticated civil flight simulators are rated Level D by the FAA or receive similar ratings from regulatory authorities in other countries, indicating that a pilot can be certified to fly an aircraft type based solely on simulator training. Flight simulators also allow pilots to experience and learn emergency procedures that cannot be practiced safely aboard the actual aircraft.

Flight simulation equipment is purchased by major and regional airlines, aircraft manufacturers and independent training providers. Simulators are manufactured by a limited number of companies and are sold based on the criteria of product quality, customer support, delivery, supplier reputation, price and life cycle costs. In fiscal 2007, 34 FFS were sold by CAE to third parties. Typical list prices for civil flight simulation equipment can range from up to US$1 million for sophisticated procedure trainers, from US$2 to US$5 million for a flight training device (FTD) and from US$8 to US$16 million for an FFS, assuming that OEM-supplied data, parts and equipment are included.

Training & Services/Civil (TS/C)

Within the flight simulation industry, training services is the largest and fastest growing market segment. The training services market consists of sales of training equipment, facilities, tools, programs, and instructors designed to enable pilots to obtain and retain the necessary qualifications to pilot a particular aircraft, to enable maintenance workers to inspect, maintain and repair aircraft and to train cabin crews. Training is provided to commercial and regional airlines, business operators, and general aviation institutions. Today, approximately half of all training capacity around the world is owned and operated by commercial airlines to provide training to their pilots, with the vast majority owned by large commercial airlines. These large commercial airlines however, also use independent training providers to supplement their training programs. Ownership of simulators by regional airlines is considerably less common and virtually not the case for business aircraft operators. As a result these companies primarily use independent training providers. All business aviation training is delivered by independent training providers.

SP/C and TS/C Trends and Developments

CAE believes the following trends and developments will continue to drive the civil simulation and training industry:

Effectiveness and Cost Advantages of Simulation-Based Training

Simulation-based training is an essential element in civil pilot and crew training. The realism of the simulated flight experience has made procedure trainers, fixed training devices and FFS effective tools for training pilots and crew. Pilots and crew can be trained for a variety of aircraft, using visualizations of most of the major civil airports around the world, and in varying environmental conditions. The cost savings to aircraft operators are substantial as it is 5 to 10 times less expensive to train in a simulator than in a civil aircraft. In addition, simulator training minimizes the risk of accidents and resulting injury to personnel and damage to equipment. Simulation training also allows pilots to experience and learn emergency procedures that cannot be practiced safely aboard an actual aircraft. FFS training users are accorded more favorable liability insurance premiums. Simulator-based training also offers considerable flexibility with respect to the timing and duration of training sessions.

Pilot Certification and License Requirements

Piloting an aircraft is a regulated activity requiring both initial and recurring training to achieve defined levels of competence and experience. To keep a license to fly an aircraft weighing over 12,500 pounds, certain regulations require pilots to demonstrate proficiency for that aircraft type at least once a year. Certification and license requirements can be satisfied through simulated flight and many pilots elect to do so.

Simulation-based pilot certification training will begin taking on an even greater role with the new Multi-crew Pilot License (MPL) certification process and guidelines being developed by the International Civil Aviation Organization (ICAO) that will be completed later this year for consideration by the individual National Authorities. The MPL process places more emphasis on simulation-based training to develop ab initio students into first officers for modern airliner aircraft. MPL is expected to be widely adopted in emerging markets like China, India and Southeast Asia where there is expected to be the greatest need to produce a large supply of qualified pilots in the most efficient and effective manner.

Expansion and Diversification of Aircraft Fleets

The introduction of new aircraft and expansion and diversification of fleets creates incremental pilot training requirements. Simulation training is now considered an essential element in pilot and crew training for the large commercial, regional and business segments of the market. An experienced pilot typically needs between 15 and 40 hours on a simulator to learn the intricacies of a new aircraft. CAE estimates that approximately one simulator is required to support every 20 to 30 wide-bodied commercial aircraft in operation, with that ratio changing to 30 for narrow-bodied commercial aircraft, 40 for regional jets and 80 for business aircraft.

New aircraft deliveries are a major driver for this market. The report “The World Market for Large Commercial Jet Transports” published by Forecast International/DMS Inc. projects that 8,184 large commercial jet transports will be produced in the coming ten years (2007-2016). During the same period, Forecast International/DMS Inc. expects about 4,000 regional aircraft to be built.

During calendar year 2006, Airbus and Boeing announced orders for 824 and 1058 aircraft respectively which, upon delivery, should have a positive impact on demand for simulators and/or training services.

CAE believes that additional demand for business aircraft simulation training will be driven by growth in new business aircraft sales, the increase in fractional ownership, and unscheduled charter flights. According to Forecast International/DMS Inc., business jet production is expected to total 12,000 units over the next ten years, of which 4,000 (or about one-third), will be Very Light Jets (VLJs) such as the Eclipse 500, the Embraer Phenom 100, and the Cessna Mustang.

Long-term growth in civil air travel is likely to drive increased aircraft deliveries across the spectrum of aviation service providers and, in turn, the demand for simulation technology and training.

Crew Member Demographics

According to latest AIR Inc. data, US pilot hiring in 2006 was for 8,256 pilots. In 2007, 8,500 pilots are expected to be hired in the US. The most active airlines in the hiring are the low-cost, nationals and regional airlines. Pilots are subject to a statutory retirement, which necessitates constant training of other pilots to replace retirees. Historically, the major commercial airlines hired a substantial number of pilots from the military as these pilots retired or otherwise left military service. In recent years, there have been fewer available military pilots. This has caused increased demand for qualified pilots throughout the industry. As a result, the major airlines have begun to more actively promote pilots to larger aircraft from within their existing ranks or from regional airlines operating smaller aircraft. This increased mobility within a fleet results in more pilots needing to be certified on different aircraft and a corresponding increase in training requirements. Lack of pilots, maintenance technicians and cabin crew members is even more acute in emerging markets, like China and India, where air traffic is growing at much higher rates than in developed countries and where there is even less of a pilot supply infrastructure to meet current and projected demand. For example, Boeing’s flight training subsidiary Alteon Training L.L.C. is projecting that for pilots alone, in China there will be a requirement for more than 2,000 additional new pilots per year until 2025.

Simulation Products/Military (SP/M)

Military forces increasingly rely on sophisticated and interrelated weapons systems and equipment, computer systems, visual systems and other advanced technologies to operate in a broadening range of conditions and scenarios. Achieving a high state of operational readiness is a constant goal and challenge for militaries. Simulators enable military organizations to achieve their training and mission rehearsal goals while minimizing the physical use of expensive systems and equipment. In addition, the use of simulators helps to avoid injuries to personnel and the loss of equipment due to training accidents. Simulators allow for the training of tasks and missions that cannot be practiced in the real world.

Flight simulators are used to train pilots to operate a variety of military aircraft including fighter jets, helicopters and transport/maritime patrol aircraft. Flight simulators permit the crews of military aircraft to coordinate and improve their combat skills in a safe, cost-effective and realistic range of environments. The US Air Force estimates that one hour in a simulator costs less than six minutes in an actual aircraft. The simulators enable pilots to realistically practice both offensive and defensive tactics, such as firing aircraft weapons systems and avoiding attack from enemy surface and air threats. The immersive environment provided by simulators allows pilots to train for highly demanding maneuvers and life threatening scenarios, such as rotor failure, missile impact or the effects of exceptional turbulence.

Simulators for land systems provide similar advantages. Though land systems equipment is generally less complex than that found in aircraft, the systems often operate in conjunction with other equipment in environments involving many soldiers and various weapons systems.

CAE remains committed to introducing new simulation products that enhance its reputation as a technology leader. A strategic priority for CAE is to continue to bring innovative products and simulation-based solutions to market. For example, CAE has developed a new and innovative Common Environment/Common Database (CE/CDB) architecture for the United States Special Operations Command (SOCOM). The CE/CDB architecture was first implemented on the MH-47G Chinook combat mission simulator that CAE recently delivered to the US Army’s 160th Special Operations Aviation Regiment. The CE/CDB promises to significantly enhance mission rehearsal capabilities with rapid, correlated database features. Through the ongoing enhancement of current leading-edge technologies and the development of new simulation-based technologies, CAE aims to maintain its position as a world leader in modelling, simulation and mission rehearsal technologies for the military market.

Training & Services/Military (TS/M)

Given finite defence budgets and resources, governments and defence forces are increasingly scrutinizing their expenditures. In the area of training, outsourced or privatized training service delivery has demonstrated benefits such as cost-effectiveness and accelerated training delivery. CAE continues to see a growing willingness from defence forces to use synthetic training to meet more and more of their training requirements, as well as increasing demand to use simulation for mission rehearsal. While synthetic training will never completely replace live combat training, the Company sees more militaries increasing the number of synthetic training hours as a complement to live training. The TS/M group continues to pursue a range of training services opportunities as well as professional service opportunities.

Governments show an ever-increasing interest in the efficiencies and service enhancement potential of outsourcing aspects of their military training and support services to the private sector. The openness of national markets to international entrants is always an issue, particularly in the sensitive field of national security. However many countries have demonstrated in recent years both a greater willingness to outsource military training and support services and to permit foreign-controlled entities to deliver such services. The multinational approach adopted by some governments to equipment development and procurement has facilitated this evolution in the market for military services.

The industry has responded to this trend by adapting to a greater degree of cooperation in product and service development and provisioning. However, competition remains very vibrant, subject to national security constraints in certain markets.

SP/M and TS/M Trends and Developments

CAE believes the following trends will influence the development of the military simulation and training market serviced by SP/M and TS/M:

Increasing Defence Spending

The fiscal 2007, national defence budget in the US is approximately US$439 billion, which does not include approximately US$93 billion in additional funding requested to support the war efforts in Iraq and Afghanistan. In fiscal 2008, the President has proposed a budget US$481 billion and another US$141 billion in supplemental funding. The US Department of Defense budget has increased over 40 percent since 2001. The US government’s defence spending has recently represented close to 50% of the world’s known total defence spending and this is expected to continue through this decade. Apart from spending on defence, there is an increased emphasis on security in most Western nations in the face of increased terrorist threats. CAE expects that some of this spending will address new technologies and training for counter-terrorism activities.

Rapid Evolution of Technology and Warfare

Technological advances and the changing nature of warfare have resulted in a rapid evolution of weapons systems and equipment. This has been illustrated by events in Afghanistan and Iraq, where the coalition forces faced asymmetric threats and where extensive use was made of unmanned air vehicles (UAV) such as the Predator and Global Hawk. Military forces face a wide range of operations which are increasingly likely to be asymmetric or involve operations in urban terrain. In light of these changing circumstances, the key focus of military forces has evolved towards information dominance linked with networked weapons systems. These highly technical networked systems lend themselves to modelling, simulation, and synthetic training.

Accelerated developments in computer and visual technologies enable devices of greater fidelity and promote the proliferation of simulation technologies. In particular, the rapid evolution of commodity graphics technologies of recent years has substantially redefined the price/performance envelope of visual equipment. Visual systems provide simulator-correlated, geo-specific representations of the synthetically-generated environment under a broad range of weather, illumination and other conditions. Visual database representations can be rapidly synthesized from the Geographical Information System, including satellite data, and applied to military mission rehearsal exercises.

The introduction of new aircraft and weapons platforms, as well as upgrades and life extensions to existing aircraft and weapons platforms will necessitate new training requirements for military operators. For example, CAE expects programs in Europe such as the NH90 helicopter to provide significant simulation and training opportunities. In addition, upgrades to aircraft such as the German Tornado tactical aircraft, the German Navy’s recently acquired P-3C Orion maritime patrol aircraft, and the UK Lynx helicopter fleets will create additional flight simulation requirements. In the United States, new aircraft programs such as the US Navy’s P-8A Multi-mission Maritime Aircraft, the US Army’s Light Utility Helicopter, the Army/Air Force Joint Cargo Aircraft, and the US Air Force’s new combat search and rescue helicopter will present a range of simulation and training opportunities. In addition, Canada expects to pursue the acquisition of new transport/airlift aircraft, heavy-lift helicopters, and fixed-wing search and rescue aircraft that will bring simulation and training opportunities that CAE will actively pursue.

Evolving Role of Simulation Training

CAE believes that the military will continue to make greater use of simulation as an effective solution for more frequent and sophisticated training and mission rehearsal requirements for several reasons. First, advances in technology have enhanced the realism that can be achieved in simulation training. As a result, militaries are more receptive to utilizing this technology. The achieved realism combined with the rapid development of extensive environment databases offer militaries the ability to train and rehearse in situations and conditions either difficult or impossible to consistently replicate in a physical setting. Second, simulation training also is more cost effective than training personnel on actual equipment. Third, simulation training involves less potential for accidents and resulting injury to personnel and damage to equipment. Finally, CAE believes simulation will increasingly be used in areas consistent with the Simulation-Based Acquisition initiatives of the US Department of Defense, which seeks to use simulation to evaluate competing system designs prior to commitment to full scale design and development.

Increasing Interest of Governments in Privately Financed Long-Term Training Models

The increasing sophistication of weapons systems has resulted in the need for more sophisticated training equipment and services. The development, construction and delivery of these training resources require a high level of specialized technology and knowledge, and often involve significant expense. The UK government has increasingly turned to private sector companies to build, maintain and deliver training equipment and services under long-term private financed initiatives (PFI) because these companies can deliver an integrated training solution more quickly and efficiently and offering better value for money. CAE’s Medium Support Helicopter Aircrew Training Facility (MSHATF) has been in full-scale operation since 2000 as the UK’s first military training PFI. The government of Germany awarded a consortium comprising CAE, Eurocopter, Rheinmetall Defence Electronics GmbH and Thales a contract to provide NH90 helicopter training services to the German Armed Forces over 14.5 years beginning in 2008. Currently, CAE and Thales are teamed to lead the design and manufacture of the NH90 simulators and related training equipment that will be used to deliver the training services.

3.	DESCRIPTION OF THE BUSINESS

3.1	General

CAE is a world leading designer and manufacturer of advanced simulation equipment and provider of integrated training solutions for the military and civil aviation markets. With 60 years of experience, strong technical capabilities, a highly trained workforce and a global reach, CAE has built an excellent reputation and long-standing customer relationships.

CAE has delivered simulation products and provided training services to the military forces of almost 50 countries. The Company is the world’s leading supplier of civil flight simulators in the competed market and is the second largest independent provider of civil aviation training services based on the number of simulators in operations.

CAE has a global presence with about 5,500 full-time employees at manufacturing operations and training facilities in 19 countries around the world. The Company’s consolidated revenue from continuing operations in fiscal 2006 and 2007 was $1.107 billion and $1.251 billion, respectively, and is broken down as follows:

Revenue by Product Line (%)			Geographic Distribution of Revenue
					(%)
	2007	2006		2007	2006
SP/C	28	23	US	32	35
TS/C	27	29	Germany	12	14
SP/M	28	30	Canada	11	9
TS/M	17	18	The Netherlands	7	9

	100	100	UK	8	7
			China	5	5
			United Arab Emirates	4	6
			Other Asian countries	6	5
			Other countries	5	6
			Other European countries	10	4

				100	100

The following sets out, by business segment, the locations of CAE’s primary subsidiaries and divisions:

3.1 (a) Summary of Business Segments

Simulation Products/Civil (SP/C)

The Company builds civil simulators for all categories of aircraft including those built by Airbus, Boeing, Bombardier, Cessna, Dassault, Embraer, Gulfstream and Raytheon. CAE also builds simulators for civil helicopters, including models by AgustaWestland, Bell Helicopter, Boeing, Eurocopter and Sikorsky. During fiscal 2007, CAE was awarded 34 of 49 competed FFS orders or 69% of the third party competed market. Since its inception, CAE has taken orders for and delivered more than 700 FFS and FTDs from over 100 commercial airlines, aircraft manufacturers and third-party training centres in 45 countries. With over 50 years of experience in designing and manufacturing FFSs and other flight training devices, CAE has established long-standing relationships with leading commercial airlines throughout the world.

CAE expects to maintain a leadership position in civil simulation systems by anticipating future customer needs through both its own training experience and trusted relationships with equipment customers, commitment to innovation and technology, product quality, reliability and efficiency, and continuing efforts to lower costs and shorten delivery cycles. CAE expects to improve on its lead-time, cost, quality and reputation for performance through operational improvements and research and development programs.

CAE’s capabilities in simulation-based interactive learning, including its leading-edge CAE Simfinity® system, also complement its traditional strength in FFS and FTDs. In fiscal 2007, CAE sold 19 3D CAE Simfinity® devices (Integrated Procedures Trainers (IPT) and Maintenance/Flight Training Devices (M/FTD, FTDs). Combined with a growing network of training centres, this complete suite of simulation-based equipment and training products permits CAE to offer airlines and business jet operators a complete range of training solutions.

CAE also offers a full range of support services, including technical support, spare parts sales, simulator updates and relocations.

The Simulation Products Group consolidates all manufacturing activities and includes engineering, program management, global procurement, and the marketing and sales of civil simulation products and military simulation equipment and training services. It is focused on substantially reducing the costs associated with manufacturing simulation equipment intended both for sale to third parties as well as for installation in the Company’s own global network of training centres.

Training & Services/Civil (TS/C)

In 2001, CAE entered the civil flight training business by opening pilot training centres in Sao Paulo, Brazil and Toronto, Canada and acquiring Schreiner Aviation Training BV and SimuFlite Training International, Inc. Today, CAE is the world’s second largest independent provider of training services, based on the number of simulators available for third party training. As at March 31, 2007, CAE had an installed base of 110 civil FFS in 22 locations on four continents. Taking into account the interest of joint venture partners and other interests, CAE had in its network an average of 99 Revenue Simulator Equivalent Units (RSEUs) generating revenue for the Company during fiscal 2007.

CAE continues to expand its global network of strategically located training centres. CAE’s customers at the commercial aviation training centres include major, low-cost and regional airlines that elect to outsource some of the training of their pilots and other crew members using either the Company’s training instructors or their own. The third party aviation training centres are used by more than 3,000 airline/corporate customers who tend to use third party training centres as their primary source for simulation training. CAE will continue to execute its pilot and maintenance crew training strategy, focusing on ramping up utilization and increasing yield (through enhanced service offerings) in the training centres owned or operated by CAE.

During fiscal 2005, CAE and Dassault Aviation signed a contract making CAE the exclusive provider of entitlement training for the new Falcon 7X aircraft. Entitlement training is the initial training provided by the aircraft manufacturer with the purchase of the aircraft. The agreement covers pilot, maintenance and cabin crew training. As part of this agreement, CAE qualified the world’s first Falcon 7X FFS in the North East Training Center and has begun delivering a comprehensive training program that will incorporate CAE Simfinity® training technology.

The major priorities of TS/C are to increase revenue per simulator in the Company’s global network of training centres, and to deliver the most cost-effective and competitive training service in the marketplace. To this end, TS/C has in fiscal 2007 completed the consolidation of training centres where duplication existed, and reallocated a number of simulators to maximize yield. While the restructuring is complete, TS/C will continue to look for ways to optimize its network of RSEUs, including the sale or purchase from time to time of used FFS. TS/C is continually developing new courseware and related training services to encourage customers to migrate from renting time on a CAE simulator (dry training) to accepting the training and curriculum provided by CAE instructors (wet training).

Simulation Products/Military (SP/M)

CAE is a world leader in the design and production of military flight simulation equipment. The Company develops simulation equipment and training for a variety of military aircraft, including fighter jets, helicopters and maritime patrol/transport planes. Its military simulators provide high fidelity combat environments that include interactive enemy and friendly forces, as well as weapons and military sensors. These simulators incorporate highly realistic visual scenes covering areas as large as whole countries that are able to show the effects and characteristics of a variety of battlefield features, including those seen through Forward Looking Infra Red (FLIR) and radar sensors. CAE also provides turnkey military training services through the Company’s MSHATF in the UK, its C-130 training facility in Tampa, Florida, and the Rotorsim Training Centre in Italy. Rotorsim is owned equally by CAE and AgustaWestland.

CAE has delivered simulation products and provided training services to the military forces of almost 50 countries. CAE has provided simulators for a wide range of aircraft and has designed training systems for the greatest variety of helicopters. CAE is also recognized as the world’s leading provider of simulation and training solutions for the C-130 Hercules transport aircraft. The Company has established a leading position in Europe in the supply of army command and staff training systems, by supplying such systems to the forces of Germany, Austria, Italy, Norway, Finland, Lithuania, and Ireland. The selection of a CAE visual system for the prestigious Eurofighter program solidly establishes CAE’s Medallion visual system as a premier system for fast jet simulation applications. In addition, the Medallion visual system is being used to upgrade the US Army’s Apache combat mission simulators, the German Tornado simulators, and the US Army’s 160th Special Operations Aviation Regiment’s MH-47 and MH-60 combat mission simulators. CAE’s Medallion image generator is also being installed on new-build simulators, including the MH-47G and MH-60L combat mission simulators for the US Army’s 160th Special Operations Aviation Regiment, the AW139 simulator for AgustaWestland, the E-6B operational flight trainer for the US Navy, and EH101 full crew mission simulator for the Italian Navy.

CAE continues to focus on growing its business with military customers around the world, and particularly in the US. The Company believes it can capitalize on the experience, expertise and increased visibility with military customers that it has gained from winning and performing significant contracts. CAE will continue its commitment to customer service by focusing on anticipating and meeting the needs of its military clients for highly-customized equipment and training. CAE believes its ability, through CAE USA Inc., to be a prime contractor in the US, in addition to strong supplier relationships with leading US defence contractors, will enable it to further penetrate the US military simulation and training market. CAE intends to continue to foster partnerships with key original equipment manufacturers and prime contractors. For example, EADS CASA selected CAE as its preferred training systems provider for the C-295 aircraft, and we are currently developing C-295 simulators for the EADS CASA training centre in Spain and the Brazilian Air Force. We are also working with EADS CASA to support other C-295 aircraft programs around the world. Boeing selected CAE to provide the training systems for the US Air Force’s C-130 Avionics Modernization Program, and in fiscal 2007, Boeing also recognized CAE with its Outstanding Supplier Award for outstanding responsiveness and support during development of new business opportunities. CAE continues to expand its relationship with Israel Aircraft Industries (IAI) to develop solutions for embedded training as well as for live and integrated virtual training. The Company also has continuing relationships with AgustaWestland through Rotorsim, and with Lockheed Martin as the training system provider for the C-130J aircraft.

The military simulation equipment market is driven in part by the introduction of new aircraft platforms, upgrades and life extensions to existing aircraft and a shift to greater use of simulation in pilot training programs due to the high degree of realism and the significantly lower cost compared to live training. CAE expects to improve its lead-time, cost, quality and reputation for performance through continued operational improvements and research and development programs. With leading-edge technology solutions, CAE is well positioned to capitalize on upcoming international military programs in Canada, the US, Europe, the UK, Asia and Australia, as well as teaming and/or collaboration arrangements in other countries.

In fiscal year 2007, SP/M secured a range of new business with military forces around the world. In addition to those SP/M milestones identified in Section 2.1(b) “History” above, highlights of the past year include winning contracts to:

  Design a new P-3C operational tactics trainer (OTT) for the German Navy. The P-3C OTT will be used by the German Navy to train the rear-crew sensor operators in the P-3C Orion aircraft. When networked with the P-3C operational flight trainer (OFT), which CAE is also currently upgrading, the German Navy will have a fully- integrated P-3C full mission simulator capable of training the pilots and sensor operators for all the missions performed in this aircraft.
  Provide the British Army with 36 Warrior Infantry Fighting Vehicle (IFV) Gunnery Turret Trainers. These trainers will be used to train British Army crewmen and commanders in the gunnery operations of the Warrior IFV. The initial delivery of four trainers was delivered to the Armoured Fighting Vehicle (AFV) Gunnery School in Lulworth U.K. CAE is currently developing 32 additional trainers to be delivered throughout 2007 to British Army armoured infantry units deployed across the U.K. and Germany. In addition, the Warrior IFV Gunnery Turret Trainers will be network-enabled, allowing for a platoon trainer capability.
  Under contract from the Boeing Company to design and develop upgrades and new training devices for the US Air Force C-130 Avionics Modernization Program (AMP).
  Initially, CAE is upgrading an existing C-130H Weapon Systems Trainer, and willdeliver the upgraded simulator in a C-130 AMP configuration in early 2009. CAE is alsoupgrading an existing C-130 Cockpit Familiarization Trainer, Cockpit ProceduresTrainer, and Fuselage Trainer to the C-130 AMP configuration, and will design andmanufacture a new C-130 AMP Avionics Part Task Trainer. Under C-130 AMP, the USAir Force is expected to upgrade over 200 C-130H aircraft to the AMP configuration.The AMP upgrade will bring the C-130 aircraft into compliance with current navigationand safety requirements as well as improve reliability and reduce lifecycle costs.

Training & Services/Military (TS/M)

Military support services include the provision of contractor logistics support, maintenance services and simulator instruction at over 60 sites worldwide. CAE provides maintenance support for most of the Canadian Forces flight simulators and most of the flight simulators operated by the German Army, Air Force and Navy. In the US, CAE provides a range of services across a wide number of bases, including the instruction of Predator UAV operators at Creech

Air Force Base (AFB) in Nevada. CAE also supports the training and mission rehearsal systems used by the US Army’s elite 160th Special Operations Aviation Regiment as part of the Special Operations Forces Mission Rehearsal and Training Services (SOFMRTS) program. In 2006, CAE began providing live (airborne) training to Royal Australian Air Force (RAAF) aircrews flying C-130J and C-130H tactical transports. CAE personnel already provide simulator and classroom instruction as well as maintenance and support services at RAAF Base Richmond, home of the RAAF’s Airlift Group. CAE also provides a range of support services to facilities in the UK, the Netherlands and Italy, as well as mission software support for Canada’s CF-18 fighter aircraft.

In fiscal year 2007, a key strategic win for TS/M occurred when CAE won a competitive procurement to provide the US Marine Corps (USMC) with engineering support services for the training devices of two aircraft, the AV-8B and the KC-130. As prime contractor for the In-Service Engineering Office (ISEO), CAE will provide on-site technical support and engineering change modifications to USMC AV-8B and KC-130 trainers located at Marine Corps Air Station (MCAS) Cherry Point, North Carolina and MCAS Yuma, Arizona. Another milestone in fiscal year 2007 was the official opening of the Rotorsim Training Centre in Italy. The TS/M group experiences steady business revenue from its long-term training service contracts. These include contracts such as the Medium Support Helicopter Aircrew Training Facility (MSHATF) at Royal Air Force Base Benson in the UK and maintenance and service contracts to support almost all of the German Armed Forces flight simulators. The training service delivery at the MSHATF is indicative of the trend for militaries to use synthetic training for more distributed, mission preparation-type training. For example, the RAF regularly conducts “Thursday War” exercises that involve the networking of various simulators and computer generated forces in mission scenarios. Other ongoing services contracts that provide steady revenue streams for CAE include the instruction, maintenance and support services under subcontract to Lockheed Martin for C-130 and C-130J training systems for the US Air Force as well as the operation of the US Air Force Predator UAV schoolhouse at Creech AFB. In fiscal year 2007, the TS/M group continued to win contracts for the provision of maintenance and support services for defence forces around the world, including a contract to support the Royal Navy Merlin helicopter training devices at RNAS Culdrose.

Military Contract Issues Generally

The majority of CAE’s contract revenue in its SP/M and TS/M segments result from contracts with militaries or government bodies performed under predominantly fixed-price contracts with only a small number of cost-plus contracts.

In most instances, under government regulations, certain costs, including certain financial costs, portions of research and development costs, lobbying expenses, certain types of legal expenses and certain marketing expenses related to the preparation of bids and proposals, are not allowed for pricing purposes and calculation of contract reimbursement rates under flexibly-priced contracts. Governments also routinely regulate the methods under which costs are allocated to government contracts. CAE is subject to a variety of audits performed by government agencies. These include pre-award audits that are performed at the submission of a proposal to the government. The purpose of the pre-award audit is to determine the basis of the bid and provide the information required for the relevant government to effectively negotiate the contract. During the performance of a contract the government has the right to request and to examine any labor charges, any material purchase, and any overhead changes to any contract that is active. Upon a contract’s completion, the government may perform a post-award audit of all aspects of contract performance to insure that the Company has performed in accordance with the terms of the contract.

Government contracts are generally, by their terms, subject to termination by the government either for convenience or default by the contractor. Fixed-price contracts provide for payment upon termination for items delivered to and accepted by the government and, if the termination is for convenience, for payment of fair compensation of work performed plus the costs of settling and paying claims by terminated subcontractors, other settlement expenses and a reasonable profit on the costs incurred. Cost-plus contracts generally provide that, upon termination, the contractor is entitled to reimbursement of its allowable costs and, if the termination is for convenience, a total fee proportionate to the percentage of the work completed under the contract. If a contract termination is for default, however, typically, the contractor may be paid an amount agreed upon for completed and partially completed products and services accepted by the government;
  the government may not be liable for the contractor’s costs with respect to unacceptable items, and may be entitled to repayment of advance payments and progress payments, if any, related to the termination portion of the contract; and
  the contractor may be liable for excess costs incurred by the government in procuring undelivered items from another source.

In addition to the right of the government to terminate, government contracts are often conditioned upon the continuing availability of appropriations. Consequently, at the outset of a major program, such contracts are usually partially funded and additional monies are normally committed to the contract by the procuring agency only as appropriations are made for future fiscal years. Failure to obtain such appropriations normally results in termination of the contract and compensation to the contractor at less than the full value of the contract.

Discontinued Operations

Marine Controls

On February 3, 2005, we completed the sale of the substantial components of the Marine Controls segment to L-3 Communications Corporation (L-3), for a cash consideration of $238.6 million. This amount was subject to the approval by L-3 of the net working capital of the Marine Controls segment. The parties completed the discussions regarding the net working capital in the second quarter of fiscal 2007, and L-3 was paid for the difference in the net working capital. We received from L-3 in fiscal 2007 notices of claims for indemnification pursuant to the Sale and Purchase Agreement (SPA), including in respect of allegations that we were in breach of certain representations and warranties in the SPA. At this time, neither the outcome of these matters nor the potential future payments, if any, are determinable. We intend to assert all available defences against these claims. The aggregate liability for claims made under the SPA is limited to US$25 million.

Forestry Systems

On August 16, 2002, CAE sold substantially all the assets of the sawmill division of its Forestry Systems to Coe Newnes/McGehee ULC (now named Coe Newnes/McGehee Inc.) and Coe Newnes/McGehee Corp., entities under the control of Three Cities Research Inc. The Company was entitled to receive further cash consideration from the sale based on operating performance of the disposed business for the three-year period from August 2002 to August 2005. In November 2005, the Coe buyers notified the Company that the level of operating performance required to trigger a further payment had not, in their view, been achieved. CAE completed a review of the buyers’ books and records and in January 2006 instituted legal proceedings to collect the payment that it believes is owed to the Company. The parties have agreed to refer certain elements of the dispute to arbitration, which is underway.

Cleaning Technologies and Other

On May 2, 2003, CAE completed the sale of its remaining wood products business to Carmanah Design & Manufacturing Inc., a TD Capital company, for proceeds of approximately $20 million, plus certain rights to further payment if future earning targets are attained by the wood products business. During the first quarter of fiscal 2007, an agreement was reached to settle the further consideration for an amount of $0.25 million.

Research and Development

CAE differentiates itself by providing superior products and services that rely on the latest, most advanced technology available. As a result, the Company has a long-standing commitment to research and development (R&D). Each business segment is encouraged to apply R&D across the whole spectrum of its operations, from product development to production processes and techniques.

An additional part of CAE’s R&D development strategy is to participate with several universities and government agencies in North America and in Europe in specific research projects. While development is the first priority, applied research is also vitally important to the Company’s future. In addition to the basic internal research and development, R&D may also be carried out within customer contracts. This involves the development of technology that is necessary to complete a contract requirement but is also useful and may be reapplied by the Company in a broader sense.

In November 2005, CAE announced the launch of Project Phoenix, a $630-million, six-year R&D initiative, the goal of which is to improve current leading-edge technologies and to develop additional ones that will build on CAE’s position as a world leader in simulation, modelling, training and services. The Government of Canada agreed in fiscal 2006, through Technology Partnerships Canada (TPC), to invest up to 30% ($189 million) of the value of CAE’s R&D program. The Government of Québec agreed in fiscal 2007, through Investissement Québec, to invest up to a further $31.5 million in Project Phoenix. In the past few years, the Company has also been involved with various other TPC projects on R&D programs involving visual systems and advanced flight simulation technology for civil applications and networked simulation for military applications. These investments by TPC and Investissement Québec are repayable through revenue-based royalties starting in fiscal year 2012.

Total R&D expenditures include basic R&D costs as well as program related development costs. Basic internal R&D expenditures were, for fiscal 2007, largely associated with the development of the 5000 and 7000 Series full flight simulators, the CAE STRIVE™ framework and applications to support the CAE NeTTS™ architecture, the new generation CAE Simfinity® platform and courseware development and the Medallion™-6000 and Tropos® 6000 visual systems, including LCoS projection display technology and a new generation of database content generation and deployment tools (Database-on-Demand and Motif Compositing™) based on the Common Environment / Common Database (CE/CDB) technology developed for the US Special Forces. In addition, CAE has invested in a number of new product initiatives that leverage core CAE technologies including STRIVE®, CE/CDB and visualization. These include the Advanced Visionics System (AVS), a helicopter navigation system that fuses synthetic environment and sensor data providing visibility in poor/no visibility situations (brown-outs), Airborne Embedded Training System (AETS) that takes synthetic training to the live domain, and a UAV C4I (command, control, communication, computers and intelligence) system that takes the STRIVE® simulation framework to an operational environment. Basic research and development expenditure in fiscal 2008 will be primarily focused on new aircraft simulator product development for the 5000 and 7000 Series platforms, existing product enhancements. early work on a new high-end, 5000 Series – derived platform for various aircraft, as well as the development and deployment of AVS and AETS demonstrator systems and a proof-of-concept UAV C4I system.

3.1 (b) Production and Services

Production

CAE’s manufacturing and assembly facilities are located in Montreal, Canada; Tampa, US; Burgess Hill, UK; and Stolberg, Germany.

The manufacturing process for CAE simulators is complex, involving the coordination of approximately 250,000 parts and millions of lines of software code. The manufacture of a civil simulator includes six major stages: design, manufacture and assembly, testing, shipping, site installation and final test on site. Military simulators are more complex and unique than civil simulators, and therefore may take more time to design, manufacture and test.

Manufacturing is organized into 10 manufacturing cells comprised of the following three major disciplines: electronics (printed circuit board assembly), electrical (cables, cabinets, aircraft instruments and avionics), and mechanical (sheet metal and machine shop, precision assembly and hydraulics, structural assembly and final assembly). Each cell has its own planning, methodizing and set of specific products to deliver, which establishes clear accountability for manufacturing performance.

The majority of our manufacturing activities for civil and military simulation systems is conducted at CAE’s facilities in Montreal, with integration and update related work also being conducted at the Tampa, Burgess Hill and Stolberg sites. The Tampa facility conducts the majority of military systems integration and testing activities for simulation equipment destined for US military-related contracts.

Services

CAE’s flight training services are provided to customers as described in section 5.1(a), “Summary of Business Segment”, of this AIF.

CAE provides a range of technical support services to civil and military simulator operators, including parts replacement and repairs, installations, relocations, upgrades and technical training. Customers use the Company’s technical services to answer questions, trouble-shoot and receive advice. This extends to service visits by CAE’s engineers to assist in customer maintenance and repair activities. Military and civil upgrade services are not restricted to CAE products; the Company can upgrade most other manufacturers’ simulators. CAE services are offered either in conjunction with a sale of a simulator, through maintenance contracts or individual purchase orders. CAE believes that its service business provides opportunities to influence the upgrade of installed FFS while providing valuable insights into customer training needs.

3.1 (c) Specialized Skill and Knowledge

CAE employs predominantly graduates in engineering and software development, as well as pilots, instructors and other flight training experts. As an industry leader, CAE is able to train its staff in the technology and software required for simulation software and equipment. Flight trainers are typically recruited from the ranks of former airline or military pilots. CAE has not experienced material difficulty in recruiting appropriate staff to carry out its manufacturing, training and development work.

3.1 (d) Competition

The markets in which CAE sells its products are highly competitive. Certain competitors are also the Company’s customers, partners and suppliers on specific programs. The extent of competition for any single project generally varies according to the complexity of the product and the dollar volume of the anticipated award. CAE believes that it competes on the basis of:

  the quality, performance, and flexibility of its products and services;
  reputation for prompt and responsive contract performance;
  accumulated technical knowledge, intellectual property and expertise;
  strong after sales support;
  flexibility of product/service offerings being susceptible to tailor-made customer solutions;
  breadth of product line; and
  price.

CAE’s future success will depend in large part upon its ability to improve existing product lines, develop new products and technologies in the same or related fields, improve delivery intervals and reduce the costs it incurs in producing its products and services.

CAE’s major competitors in the military simulation and training market include Lockheed Martin, L-3 Communications Link Simulation and Training, Boeing, Rockwell Collins, Indra Systems, BAE Systems, Thales, Flight Safety International, SAIC, and Rheinmetall Defence

Electronics. Some of these competitors are predominantly local (one country or region) competitors. CAE sometimes partners with these and other competitors to cooperate on program contracts.

CAE’s major competitors in the civil simulation equipment market include Thales, Rockwell Collins, Flight Safety International, and smaller players such as Mechtronix Systems and Sim Industries. Some of these competitors are low cost providers with a limited product portfolio which only addresses a subset of the overall market while others offer a broader product portfolio. The Company’s major competitors in civil pilot training include Flight Safety International, Alteon Training, newly-formed GCAT and PanAm International Flight Academy.

3.1 (e) Components

CAE deals with a variety of goods and services suppliers across its business segments. Although it is not overly dependent on any single supplier for any key manufacturing components or services, CAE’s products contain sophisticated computer systems that run on software and operating systems supplied to it by third parties. Such computer systems and software may not always be available to CAE to license or purchase.

The production of CAE simulators is often dependent upon receipt by CAE of data, including confidential or proprietary data, concerning the functions, design and performance characteristics of a product or system, the performance of which CAE’s simulator is intended to simulate. The Company cannot guarantee that it will be able to obtain such data on reasonable terms, or at all. Original manufacturers of these products and systems could object to the simulation by CAE of components of, or the totality of their products or systems, or could request high license fees that could negatively impact the Company’s profit margins.

Most of the raw materials used in manufacturing (such as sheet metal, wires, cables and electronic integrated circuits) are available off the shelf from multiple commercial sources. The unique parts are the aircraft parts. These are usually available from aircraft manufacturers, the resale market, as well as through simulated part manufacturers.

The availability of most parts in a timely manner facilitates a relatively smooth production flow. Aircraft parts, in some instances, may be an exception, especially on new aircraft types or those out of production. The timely delivery of these parts is often the responsibility of CAE’s customers. CAE’s contracts normally link these aircraft parts delivery dates to the simulator delivery schedules. In cases where such aircraft parts cannot be made available, CAE’s customers rely on CAE’s ability to make simulated parts.

3.1 (f) Intangible Properties

CAE owns certain patents and has filed applications in respect of additional patents. The Company enters into agreements containing non-disclosure and confidentiality clauses with third parties and has similar provisions in place with its employees to protect its proprietary information and trade secrets. CAE also has internal policies concerning both ethics and intellectual property which guide its employees in their dealings with CAE’s intellectual property and that of third parties. CAE’s Intellectual Property Committee is mandated to oversee the protection, management and exploitation of the Company’s inventions, trade secrets and other intellectual property.

Given the lengthy delay in obtaining patents (during which some technology may evolve into newer generations), the required detailed patent application disclosure which may permit competitors to reverse-engineer an invention, and the cost of maintaining and defending patents, CAE believes that certain intellectual property is adequately protected by either maintaining it as a trade secret or selectively disclosing enough of it to forestall anyone else from subsequently claiming it as their own original innovation.

CAE’s agreements with Technology Partnerships Canada and Investissement Québec restrict, in some cases, CAE’s ability to license (other than to customers) or transfer ownership of intellectual property developed with the program’s support until all funding has been repaid or consent has been obtained.

Given CAE’s many decades of success in the field of aviation simulation, the Company believes that the CAE brand and some of its trademarked products have value in the markets it addresses.

3.1 (g) Cycles

The SP/M and TS/M segments sell to government customers such that there is no evident cycle to the intake of orders, but such order levels may vary significantly from quarter to quarter because of the irregular timing of government orders. The SP/C segment’s equipment sales to airlines are affected by the cycles of expansion and contraction of the entire commercial airline industry. The TS/C segment’s flight training services do experience an element of seasonality; in times of peak travel (holiday periods, etc.) airline and business jet pilots are often too busy flying aircraft to attend training sessions. TS/C may also be somewhat affected by the longer wave cycles of the commercial airline industry, though not to the same degree as SP/C.

3.1 (h) Environmental Protection

CAE believes its current operations are in compliance in all material respects with environmental laws and regulations. Environmental protection requirements do not have material financial or operational effects on the Company’s capital expenditures, earnings or competitive position.

CAE operations include, and past operations and those of some past operators at some of the Company’s sites have included, the use, generation, storage, handling and disposal of hazardous materials which are subject to health and safety and environmental laws and regulations in the various countries in which CAE operates or has operated. Examples of claims in respect of former CAE operations include two claims against CAE in respect of the former CAE Electronics facility at the Edmonton International Airport, both of which CAE is contesting.

Separately, the New York State Department of Environmental Conservation (DEC) considers that Trichloroethylene (TCE) is present in ground water at or near CAE-USA's former Link Hillcrest New York facility site and is evaporating and following soil vapors into homes. The DEC has initiated the installation of an air pump system in affected homes to remedy the effect of such evaporation. The DEC continues to try to determine which properties, and parties, may have contributed to the alleged contamination. CAE is in discussions with the DEC, a neighboring company and local officials to examine ways of resolving these concerns; no order has been issued against CAE in this regard.

3.1 (i) Employees

CAE currently employs about 5,500 full-time employees of which approximately 800 are unionized and covered by 11 collective agreements. Five labor contracts were ratified in fiscal 2007. During fiscal 2008, CAE will enter into negotiations for the renewal of two collective agreements. The collective agreement for 600 employees in Montreal will remain in force until June 2008. There are no indications that negotiations on upcoming contract renewals will result in work stoppages. CAE considers employee relations to be satisfactory.

3.1 (j) Foreign Operations

For the fiscal year ended March 31, 2007, sales to customers outside Canada accounted for approximately 89% of CAE’s revenue such that CAE is very dependent upon foreign sales and operations. The Company expects that sales outside Canada will continue to account for most of its revenue for the foreseeable future.

CAE’s physical presence in countries such as the US, Germany and the UK has enabled it to develop strong relationships and a good reputation with governments and other defence contractors who are important decision makers regarding defence contracts.

As a result, CAE is subject to risks of doing business internationally, including:

  changes to regulatory requirements;
  changes to domestic and foreign government policies, including requirements to spend a portion of program funds locally and governmental industrial cooperation requirements;
  the complexity and necessity of using foreign representatives and consultants;
  imposition of tariffs or embargoes, export controls, including US, Canadian and foreign arms export controls, currency exchange controls and restrictions, and other trade restrictions affecting countries in which CAE sells its products or services;
  the difficulty of managing and operating an enterprise spread over various countries;
  compliance with a variety of foreign laws; and
  general economic and geopolitical conditions, including international hostilities, inflation, trade relationships and military and political alliances.

The impact of these factors is difficult to predict and any one or more of these factors could adversely affect the Company’s operations in the future.

3.2 Risk Factors

We operate in several industry segments that have various risks and uncertainties. Management and the board discuss the principal risks facing our business, particularly during the annual strategic planning and budgeting processes. These are described below.

Management attempts to mitigate risks that may affect our future performance through a process of identifying, assessing, reporting and managing risks that are significant from a corporate perspective.

Length of sales cycle

The sales cycle for our products and services is long and unpredictable, ranging from six to 18 months for civil aviation applications and from six to 24 months or longer for military applications. During the time when customers are evaluating our products and services, we may incur expenses and management time. Making these expenditures in a quarter that has no corresponding revenue will affect our operating results and could increase the volatility of our share price.

Product evolution

The civil aviation and military markets we operate in are characterized by changes in customer requirements, new aircraft models (such as the Boeing 787 and Airbus A350) and evolving industry standards such as our recently launched CAE 5000 Series FFS. If we do not accurately predict the needs of our existing and prospective customers or develop product enhancements that address evolving standards and technologies, we may lose current customers and be unable to bring on new customers. This could reduce our revenue. The evolution of the technology could also have an impact on the value of our fleet of FFSs.

Level of defence spending

A significant portion of our revenue comes from sales to military customers around the world. In fiscal 2007, for example, sales by the SP/M and TS/M segments accounted for 45% of our revenue. We are either the primary contractor or a subcontractor for various programs by Canadian, US, European, and other foreign governments. If funding for a government program is cut, we could lose future revenue, which could have a negative effect on our operations. If countries we have contracts with significantly lower their military spending, there could be a material negative effect on our sales and earnings.

Civil aviation industry

A significant portion of our revenue comes from supplying equipment and training services to the commercial and business airline industry.

While major airlines continue to face financial difficulties, we have seen a surge of new aircraft orders in 2007, which is encouraging. Most of these aircraft are destined for carriers in the Middle East and Asia.

Fluctuating prices for airplane fuel also have a material effect on the profitability of many airlines. If fuel prices remain high for a sustained period, deliveries of new aircraft could be delayed or cancelled, which would negatively affect the demand for our training equipment and services.

We are also exposed to credit risk on accounts receivable from our customers, but have adopted policies to ensure we are not significantly exposed to any individual customer. Our policies include analyzing the financial position of our customers and regularly reviewing their credit quality. We also subscribe from time to time to credit insurance and in some instances require a bank letter of credit.

Competition

We sell our simulation equipment and training services in highly competitive markets, and new entrants are emerging and positioning themselves to take advantage of a positive market outlook. Some of our competitors are larger than we are, and have greater financial, technical, marketing, manufacturing and distribution resources. In addition, some competitors have well-established relationships with aircraft manufacturers, airlines and governments, which may give them an advantage when competing for projects for these organizations.

We obtain most of our contracts through competitive bidding processes that subject us to the risk of spending a substantial amount of time and effort on proposals for contracts that may not be awarded to us. We cannot be certain that we will continue to win contracts through competitive bidding processes at the same rate as we have in the past.

Foreign exchange

Approximately 90% of our revenue is generated in foreign currencies and this will continue to be the case. Conversely, a proportion of our operating expenses are in Canadian dollars. Any significant change in the value of the Canadian dollar will cause volatility in our results of operations, cash flow and financial condition from period to period. We have developed various cash flow hedging programs to partly offset this exposure on the business already booked in the backlog. The Canadian dollar has also made Canada a more expensive manufacturing environment for us. If the Canadian dollar increases in value it will negatively affect our financial results and our competitive position compared to other equipment manufacturers in jurisdictions where operating costs are lower.

Doing business in foreign countries

We have operations in many countries and sell our products and services to customers around the world. Sales to customers outside Canada and the US made up approximately 60% of revenue in fiscal 2007. We expect sales outside Canada and the US to continue to represent a significant portion of revenue for the foreseeable future. As a result, we are subject to the risks of doing business internationally.

These include foreign exchange risk, as discussed above, and the risk that laws and regulations in host countries will change, which can have an effect on:

  The cost and complexity of using foreign representatives and consultants.
  Tariffs, embargoes, controls and other restrictions that may affect the free flow of goods, information and capital.
  The complexities of managing and operating an enterprise and complying with laws in multiple jurisdictions.
  General changes in economic and geopolitical conditions.

Our currency hedging activities are used to protect profit margin on booked business. Variations in exchange rate might have an impact on the profit margin for future contracts on which we are competing to win.

Fixed-price and long-term supply contracts

We provide our products and services mainly through fixed-price contracts that require us to absorb cost overruns, even though it can be difficult to estimate all of the costs associated with these contracts or to accurately project the level of sales we may ultimately achieve. In addition, a number of contracts to supply equipment and services to commercial airlines are long-term agreements that run up to 20 years. While these contracts can be adjusted for increases in inflation and costs, the adjustments may not fully offset the increases, which could negatively affect the results of our operations.

Integration risk

Our business could be negatively affected if our products do not successfully integrate or operate with other sophisticated software, hardware, computing and communications systems that are also continually evolving. If we experience difficulties on a project or do not meet project milestones, we may have to devote more engineering and other resources than originally anticipated. While we believe we have recorded adequate provisions for losses on fixed-price contracts, it is possible that fixed-price and long-term supply contracts could subject us to additional losses that exceed obligations under the terms of the contracts.

Government-funded military programs

Like most companies that supply products and services to governments, we can be audited and reviewed from time to time. Any adjustments that result from government audits and reviews may have a negative effect on our results of operations. Some costs may not be reimbursed or allowed in negotiations of fixed-price contracts. We may also be subject to a higher risk of legal actions and liabilities than companies that cater only to the private sector, which could have a materially negative effect on our operations.

If we fail to comply with government regulations and requirements, we could be suspended or barred from government contracts or subcontracts for a period of time, which would negatively affect our revenue from operations and profitability and could have a negative effect on our reputation and ability to procure other government contracts in the future.

Research and development activities

We have carried out some of our research and development initiatives with the financial support of government agencies, including the Government of Canada through Technology Partnerships Canada and the Government of Québec through Investissement Québec. If we do not receive this financial support in the future, there is a risk that we may not be able to replace this with other assistance.

Protection of intellectual property

We rely in part on trade secrets and contractual restrictions, such as confidentiality agreements and licences, to establish and protect our proprietary rights. These may not be effective in preventing a misuse of our technology or in deterring others from developing similar technologies. We may be limited in our ability to acquire or enforce our intellectual property rights in some countries.

Intellectual property

Our products contain sophisticated software and computer systems that are supplied to us by third parties. These may not always be available to us. Our production of simulators often depends on receiving confidential or proprietary data on the functions, design and performance of a product or system that our simulators are intended to simulate. We may not be able to obtain this data on reasonable terms, or at all.

Infringement claims could be brought against us or against our customers. We may not be successful in defending these claims and we may not be able to develop processes that do not infringe on the rights of third parties, or obtain licences on terms that are commercially acceptable, if at all.

Litigation related to our intellectual property rights could be lengthy and costly and could negatively affect our operations or financial results, whether or not we are successful in defending a claim.

Environmental liabilities

We use, generate, store, handle and dispose of hazardous materials at our operations, and our past operations. Past operators at some of our sites also carried out these activities.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, new clean-up requirements or claims on indemnities we have given may mean we have to incur substantial costs. This could have a materially negative effect on our financial condition and results of operations.

We have made provisions for claims we know about and remediation we expect will be required, but there is a risk that our provisions are not sufficient.

In addition, our discontinued operations are largely uninsured against such claims, so an unexpectedly large environmental claim against a discontinued operation could reduce our profitability in the future.

Liability claims arising from casualty losses

Because of the nature of our business, we may be subject to liability claims, including claims for serious personal injury or death, arising from accidents or disasters involving training equipment we have sold or aircraft for which we have provided training equipment or services. We may also be subject to product liability claims relating to equipment and services our discontinued operations sold in the past. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims.

Warranty or other product-related claims

We manufacture simulators that are highly complex and sophisticated. These may contain defects that are difficult to detect and correct. If our products fail to operate correctly or have errors, there could be warranty claims or we could lose customers. Correcting these defects could require significant capital investment. If a defective product is integrated into our customer’s equipment, we could face product liability claims based on damages to the customer’s equipment. Any claims, errors or failures could have a negative effect on our operating results and business. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims.

Regulatory rules imposed by aviation authorities

We are required to comply with regulations imposed by aviation authorities. These regulations may change without notice, which could disrupt our sales and operations. Any changes imposed by a regulatory agency, including changes to safety standards imposed by aviation authorities such as the US Federal Aviation Administration, could mean we have to make unplanned modifications to our products and services, cause delays and result in cancelled sales. We cannot predict the impact of changing laws or regulations might have on our operations. Any changes could have a materially negative effect on our results of operations or financial condition.

Sales or licences of certain CAE products require regulatory approvals

The sale or licence of virtually all of our products is subject to regulatory controls. These can prevent us from selling to certain countries, and require us to get an export licence or other approvals to sell certain technology such as military-related simulators or other training equipment, including military data or parts. These regulations change often and we cannot be certain that we will be permitted to sell or license certain products to customers, which can cause a potential loss of revenue for us. Failing to comply with any of these regulations in countries where we operate could result in fines and other material sanctions.

Key personnel

Our continued success will depend in part on our ability to retain and attract key personnel with the relevant skill, expertise and experience. Our compensation policy is designed to mitigate this risk.

Enterprise resource planning

We are investing time and money in a new ERP system. If the system does not operate as expected or when expected, it may be difficult for us to claim compensation or correction from the supplier. We may not be able to realize the expected value of the system and this may have a negative effect on our operations, profitability and reputation.

Integration of businesses acquired

The success of our acquisitions depend on our ability to crystallize synergies both in terms of broadening our product offering as well as consolidating the operations of the business acquired as part of our existing operations.

4. DIVIDENDS

CAE currently intends to maintain its quarterly dividend of $0.01 per common share. However, any decision to declare and pay dividends in the future will be made at the discretion of the Board of Directors, after taking into account the financial results, capital requirements and other factors the Directors may deem relevant. The Company’s contracts with Technology Partnerships Canada prohibit the payment of a dividend if such payment would prevent payment to Technology Partnerships Canada of a royalty owed under the contracts.

The Company’s Dividend Reinvestment Plan (DRIP) provides that Canadian resident eligible shareholders can elect to receive common stock dividends in lieu of cash dividends. During fiscal 2005, 2006 and 2007, CAE issued 126,901, 42,997 and 21,124 common shares, respectively, as share dividends.

5. DESCRIPTION OF CAPITAL STRUCTURE

Our authorized capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, issuable in series.

Each common share entitles the holder thereof to dividends if, as and when declared by our Directors, to one vote at all meetings of holders of common shares and to participate, pro rata, with the holders of common shares, in any distribution of our assets upon liquidation, dissolution or winding-up, subject to the prior rights of holders of shares ranking in priority to common shares.

As at the close of business on March 31, 2007, 251,960,449 common shares were issued and outstanding. There are no preferred shares issued and outstanding.

6. MARKET FOR SECURITIES

The outstanding common shares of the Company are listed and posted for trading on The Toronto Stock Exchange under the symbol “CAE” and on the New York Stock Exchange under the symbol “CGT”.

6.1	Trading Price and Volume

		CAE Inc.
	TSX Share Price Information - FY 2007

	Month	Max	Min	Total Volume

	April-06	$9.65	$9.13	17,503,064

	May-06	$9.76	$9.00	16,452,793

	June-06	$9.23	$8.09	20,725,448

	July-06	$8.99	$8.28	16,728,704

	August-06	$9.68	$8.52	15,090,374

	September-06	$9.67	$9.13	8,364,265

	October-06	$10.45	$9.40	23,549,952

	November-06	$10.64	$9.77	19,391,501

	December-06	$10.90	$10.08	15,348,459

	January-07	$12.08	$10.55	22,897,558

	February-07	$12.69	$11.35	19,099,893

	March-07	$13.35	$11.43	19,690,735

		CAE Inc.
	NYSE Share Price Information - FY 2007

	Month	Max	Min	Total Volume

	April-06	$8.42	$7.77	531,400

	May-06	$8.88	$7.90	966,700

	June-06	$8.35	$7.27	1,154,600

	July-06	$7.91	$7.30	683,200

	August-06	$8.74	$7.51	1,452,000

	September-06	$8.68	$8.15	728,000

	October-06	$9.19	$8.32	797,300

		November-06	$9.35	$8.64	925,500

		December-06	$9.52	$8.76	898,800

		January-07	$10.26	$8.97	951,200

		February-07	$10.85	$9.62	1,236,468

		March-07	$11.53	$9.74	1,003,300

7	.	DIRECTORS AND OFFICERS

The Directors of the Company are elected at each annual meeting of shareholders and hold office until the next annual meeting of shareholders or until their successors are elected or appointed. The names and municipalities of residence of the Directors and Officers of the Company as of the date hereof, the positions and offices held by them in the Company, their respective principal occupations for the last five years, and the year in which they became a Director are set forth below. More information concerning CAE’s Directors may be found in the Proxy Information Circular dated May 31, 2007, in connection with the Company's Annual and Special Meeting of Shareholders on June 28, 2007. In addition to fulfilling all statutory requirements, the Board of Directors oversees and reviews: (i) the strategic and operating plans and financial budgets and the performance against these objectives; (ii) the principal risks and the adequacy of the systems and procedures to manage these risks; (iii) the compensation and benefit policies; (iv) management development and succession planning; (v) business development initiatives; (vi) the communications policies and activities, including shareholder communications; (vii) the integrity of internal controls and management information systems; (viii) the monitoring of the corporate governance system; and (ix) the performance of the President and Chief Executive Officer.

The Committees of the Board of Directors are the Audit Committee, the Governance Committee, the Human Resources Committee and the Executive Committee.

7.1	Name and Occupation

DIRECTORS
Name and Municipality of
Residence and
Year First Became a Director		Principal Occupation

BRIAN E. BARENTS		Mr. Barents is a Director of several companies as
Andover, Kansas, USA		well as a board member of the Flight Safety
(2005)		Foundation. A former Air National Guard
Brigadier General and still an active pilot, Mr.
Barents was the President, CEO and co-founder of
Galaxy Aerospace Company, LP from 1997-2001
and before that President and CEO of Learjet, Inc.
from 1989-1996. Mr. Barents is a member of the
Human Resources Committee.

ROBERT E. BROWN		Mr. Brown is President and Chief Executive
Westmount, Quebec, Canada		Officer of CAE. Prior to joining CAE, Mr. Brown
(2004)		was Chairman of the Board of Air Canada from
May 2003 to October 2004, and before this, Mr.
Brown was President and Chief Executive Officer
of Bombardier Inc. from February 1999 to
December 2002. Mr. Brown was also Chairman of
Lyrtech, Inc. and Allen-Vanguard Corporation and
has served as a Director of other public
companies. Mr. Brown is a member of the
Executive Committee.

JOHN A. (IAN) CRAIG		Mr. Craig is a business consultant and a Director
Ottawa, Ontario, Canada		of Bell Canada International Inc., Arris
(2000)		International and the Ottawa Heart Institute. Mr.
Craig is a member of the Audit Committee.

H. GARFIELD EMERSON, Q.C.		Mr. Emerson is Principal, Emerson Advisory, and
Toronto, Ontario, Canada		a Corporate Director. He was previously National
(1992)		Chair of Fasken Martineau DuMoulin LLP and the
President and CEO of NM Rothschild & Sons
Canada Limited, investment bankers. He is also a
Director of various companies Mr. Emerson is a
member of the Governance Committee.

Name and Municipality of
Residence and	Principal Occupation
Year First Became a Director

ANTHONY S. FELL, O.C.	Mr. Fell is Chairman of RBC Capital Markets Inc.
Toronto, Ontario, Canada	and was formerly Chairman and Chief Executive
(2000)	Officer of RBC Dominion Securities (and
continues as a Director thereof) and Deputy
Chairman of Royal Bank of Canada. Mr. Fell is
also Chairman of Munich Reinsurance Company
of Canada. Mr. Fell is the Chairman of the
Governance Committee and a member of the
Executive Committee.

PAUL GAGNÉ, CA	Mr. Gagné is a Director of various publicly listed
Montreal, Quebec, Canada	and private companies. Mr. Gagné is the Chairman
(2005)	of Wajax Income Fund and is a Director, and also
chairs the Audit Committees, of Textron Inc.,
Inmet Mining Corporation and Fraser Papers Inc.
Mr. Gagné is a member of the Audit Committee.

THE HONOURABLE JAMES A. GRANT,	Mr. Grant is a Partner in the legal firm of
P.C., C.M., Q.C.	Stikeman Elliott LLP (Montreal) and a Director of
Montreal, Quebec, Canada	various charitable and social organizations. Mr.
(1991)	Grant is a member of the Human Resources and
Executive Committees.

JAMES F. HANKINSON, CA	Mr. Hankinson is President and Chief Executive
Toronto, Ontario, Canada	Officer of Ontario Power Generation Inc. He is
(1995)	also a Director of Maple Leaf Foods Inc. and
Ontario Power Generation Inc. Mr. Hankinson is
Chairman of the Audit Committee and a member
of the Governance Committee.

E. RANDOLPH (RANDY) JAYNE II	Mr. Jayne is Senior Partner in Heidrick &
Tysons Corner, Virginia	Struggles International, Inc., an executive search
(2001)	firm and is currently the Office Managing Partner
of the firm’s Tysons Corner, VA and Washington
DC offices. Mr. Jayne is a member of the Human
Resources Committee.

Name and Municipality of
Residence and	Principal Occupation
Year First Became a Director

ROBERT LACROIX, Ph.D., CM, OQ,	Dr. Lacroix holds a Ph.D in Economics, has been a
FRSC	Professor in the Department of Economics at the
Montreal, Quebec, Canada	Université de Montréal since 1970, and Professor
(2005)	emeritus since 2006. He was Rector (President) of
the Université de Montréal from 1998-2005. Dr.
Lacroix is also member of the Board of the
Trudeau Foundation, member of the National
Statistics Council of Canada, and member of the
Board of the Canada-USA Fullbright Foundation.
His current position is Professor emeritus,
Université de Montréal and he is also a Director of
Pomerleau Inc., Industrial Alliance Inc., and Jean
Coutu Group.

JAMES W. MCCUTCHEON, Q.C.	Mr. McCutcheon is Legal Counsel and a
Toronto, Ontario, Canada	Corporate Director. He is a Director of Canadian
(1979)	Satellite Radio Holdings Inc., Dominion of
Canada General Insurance Company, Empire Life
Insurance Company, and Guardian Capital Group
Limited. Mr. McCutcheon is a member of the
Audit Committee.

LAWRENCE N. STEVENSON	Mr. Stevenson is Managing Director of Callisto
Toronto, Ontario, Canada	Capital, a Toronto-based Private Equity firm
(1998)	which he joined in 2006, and a Director of SNC-
Lavalin Group Inc. He was previously the CEO of
Pep Boys, an Automotive Retail & Service
Company based in Philadelphia. Mr. Stevenson is
Chairman of the Human Resources Committee.

LYNTON R. WILSON, O.C.	Mr. Wilson is Chairman of the Board of CAE,
Oakville, Ontario, Canada	Chairman of the DaimlerChrysler Canadian
(1997)	Advisory Council and also of Allergen NCE Inc.,
and is a Director of DaimlerChrysler AG. He is
Chairman of the Executive Committee and is a
member of the Human Resources and Governance
Committees.

OFFICERS
Name and Municipality of	Office held with CAE and Principal
Residence	Occupation(1)

MARC PARENT	Group President, CAE Simulation Products and
Blainville, Quebec, Canada	Military Training & Services; formerly Vice
President and General Manager, Challenger
Programs and Dorval Plants at Bombardier
Aerospace (2004-2005); Vice President and
General Manager at Bombardier Aerospace US
operations (2003-2004); Vice President and
General Manager, at Bombardier Aerospace,
Toronto Site (former deHavilland) (2002- 2003).

JEFFREY G. ROBERTS	Group President, Civil Training and Services and
Hudson, Quebec, Canada	Innovation of CAE Inc. since 2002.

ALAIN RAQUEPAS, CA	Vice President, Finance and Chief Financial
St. Lambert, Quebec, Canada	Officer; formerly Vice President Finance, Military
Simulation and Training (2001-2005).

HARTLAND J.A. PATERSON	Vice President, Legal, General Counsel and
Westmount, Quebec, Canada	Corporate Secretary, since 2001.

ANTOINE AUCLAIR, C.A.	Vice President and Corporate Controller (2006 to
St. Lambert, Quebec, Canada	present); formerly Vice President Finance and
Controller at Bell Nordiq (2005-2006), Director
Parts Logistics at Bombardier Aerospace (2004-
2005) and Director Industrial Accounting at
Bombardier Aerospace, Montreal Site (former
Canadair) (2002-2004).

(1)	Where the date 2002 appears, it signifies the beginning of the last five years and not necessarily the date upon which the individual commenced the relevant position or occupation.

The Directors and senior officers of the Company as a group as at the date hereof beneficially own, directly or indirectly, or exercise control or direction over 2,756,597 common shares which represent 1.1% of the Company's outstanding common shares.

7.2 Cease, Trade Orders, Bankruptcies, Penalties or Sanctions

None of the Directors of CAE is, or within ten years prior hereto has been, subject to a cease trade or similar order except as set out below.

From May 31, 2004 until on or about June 21, 2005, certain Directors, senior officers and certain current and former employees of Nortel Networks Corporation ("Nortel") and Nortel Networks Limited ("NNL"), including Messrs. Brown and Wilson, were prohibited from trading in securities of Nortel and NNL pursuant to management cease trade orders issued by the Ontario Securities Commission ("OSC"), the Autorité des marchés financiers ("AMF") and certain other provincial securities regulators (collectively the “Regulators”) in connection with the delay in the filing of certain of their financial statements. The Regulators issued a further management cease trade order on April 10, 2006 in connection with the delay in filing certain 2005 financial statements prohibiting certain Directors, senior officers and certain current and former employees, including Mr. Brown, from trading in securities of Nortel and NNL. Following the filing of the required financial statements, the OSC and AMF lifted such cease trade orders effective June 8, 2006 and June 9, 2006, respectively, following which the other Regulators lifted their cease trade orders.

From August 28 to November 20, 1998, Mr. Emerson, as a Director of Livent Inc., was prohibited from trading in the securities of Livent pursuant to a management cease trade order issued by the OSC in connection with the delay in the filing of certain of its financial statements. Mr. Emerson resigned as a Director of Livent in November 1998; within a year of his resignation, Livent filed for bankruptcy.

Mr. Brown joined the board of Air Canada two weeks before it filed for protection under the Companies’ Creditors Arrangement Act on April 1, 2003 to help manage the financial crisis in which that company found itself.

7.3 Conflicts of Interest

The law firm Stikeman Elliott LLP, of which Mr. Grant is a partner, provided legal services to the Company in fiscal 2006 and continues to provide such services to the Company. The law firm’s fees to the Company are less than 1% of the law firm’s annual consolidated gross revenues. Mr. Grant does not provide any such services personally.

Royal Bank of Canada, the parent entity of RBC Dominion Securities Inc. (of which Mr. Fell is Chairman), provided routine non-advisory lending and foreign exchange–related services to the Company in fiscal 2006 and continues to provide such services to the Company. The Bank’s fees to the Company are less than 1% of the Bank’s annual consolidated gross revenues.

8. TRANSFER AGENTS AND REGISTRARS

The Company only has common shares issued. The Company’s transfer agent is Computershare Trust Company of Canada located at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

9.	AUDIT COMMITTEE

9.1	Mandate

The mandate of CAE’s Audit Committee is as set out in Schedule B hereto.

9.2 Membership

The members of CAE’s Board of Directors’ Audit Committee are:

Mr. James F. Hankinson (chair)
Mr. James W. McCutcheon, Q.C.
Mr. John A. (Ian) Craig
Mr. Paul Gagné

Each of these members is independent and financially literate.

Mr. Hankinson is a chartered accountant and has an MBA from McMaster University. In addition to his current activities set out in the Directors table above, he served as President and Chief Executive Officer of New Brunswick Power Corporation from 1996 to 2002. In 1973, he joined Canadian Pacific Limited, and served as Chief Operating Officer from 1990 to 1995. Mr. Hankinson is also a member of the Audit Committee of the Board of Directors of Maple Leaf Foods Inc.

Mr. McCutcheon has extensive board experience. He is Legal Counsel and a Director of various companies and charitable organizations. He has served as Chairman of the Audit Committees of the Boards of Directors of Noranda Inc., The Empire Life Insurance Company, Guardian Capital Group, and others.

Mr. Craig has extensive board experience. He is also member of the Audit Committees of the Boards of Directors of Bell Canada International Inc. and ARRIS Group Inc.

Mr. Gagné is a chartered accountant. In addition to his current activities set out in the Directors table above, he also chairs the Audit Committees of the Boards of Directors of Textron Inc., Inmet Mining Corporation and Fraser Papers Inc. The CAE Board has determined that such simultaneous service does not impair the ability of Mr. Gagné to effectively serve on CAE’s Audit Committee.

9.3 Approval of Services

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of its independent auditor. The Audit Committee must pre-approve any audit and non-audit services performed by PricewaterhouseCoopers LLP (PwC), the auditor of the Company, or such services must be entered into pursuant to the policies and procedures established by the Committee. Pursuant to such policies the Audit Committee annually authorizes CAE and its affiliates to engage the auditor for specified permitted tax, financial advisory and other audit-related services up to specified fee levels. The Audit Committee has considered and concluded that the provision of these services by PwC is compatible with maintaining PwC’s independence. The Audit Committee’s policy also identifies prohibited services that PwC is not to provide the Company.

The following chart shows all fees paid to PwC by the Company and its subsidiaries in the most recent and prior fiscal years for the various categories of services (generic description only).

FEE TYPE	2007	2006

	($ MILLIONS)

1. Audit services	3.6	2.3

2. Audit-related services	0.4	0.3

3. Tax services	0.8	0.6

Total	4.8	3.2

1.	Audit fees are comprised of fees billed for professional services for the audit of CAE’s annual financial statements and services that are normally provided by PwC in connection with statutory and regulatory filings, including the audit of the internal controls over financial reporting as required by the Sarbanes-Oxley legislation.

2.	Audit-related fees are comprised of fees relating to work performed in connection with CAE’s divestitures.

3.	Tax fees are related to tax compliance support.

10. ADDITIONAL INFORMATION

Additional information, including Directors' and Officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Proxy Information Circular dated May 31, 2007, in connection with the Company's Annual and Special Meeting of Shareholders on June 28, 2007. Additional financial information, including comparative consolidated audited financial statements and MD&A, are provided in the Company’s Annual Report to the shareholders for the financial year ended March 31, 2007. A copy of such documents may be obtained from the Vice President, Global Communications or the Secretary of the Company upon request, or available online at www.sedar.com, as well as the Company’s website at www.cae.com.

In addition, the Company will provide to any person or company, upon request to the Vice President, Global Communications or the Secretary of the Company, the documents specified below:

(a)	When the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:

	(i)	one copy of the annual information form of the Company together with one copy of any document, or the pertinent pages of any document, incorporated by reference in such annual information form;

	(ii)	one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditors and one copy of the most recent interim financial statements of the Company for any period after the end of its most recently completed financial year;

	(iii)	one copy of the information circular in respect of its most recent annual meeting of shareholders that involved the election of Directors; and

	(iv)	one copy of any other documents which are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b)	At any other time, one copy of any other document referred to in clauses (i), (ii) and (iii) of paragraph (a) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

SCHEDULE A - SUBSIDIARIES

Set forth below are the names of all the direct and indirect subsidiaries of the Company as at March 31, 2007. All companies are wholly owned except as noted.

Jurisdiction of
Name of Subsidiary	Incorporation

Canada
4341392 Canada Inc	Canada
CAE International Holdings Limited	Canada
CAE Machinery Ltd.	British Columbia
CAE Professional Services (Canada) Inc.	Canada
CAE Railway Ltd.	Canada
CAE Services (Canada) Inc.	Canada
CAE Simulator Services Inc.	Quebec

United States
CAE (US) Inc.	Delaware
CAE (US) LLC	Delaware
CAE USA Inc	Delaware
CAE North East Training Inc.	Delaware
CAE SimuFlite Inc	Texas
Civil Aviation Training Solutions Inc	Florida
Terrain Experts, Inc.	California

Europe
Academia Aeronautica De Evora S.A.(56%)	Portugal
B.V. Nationale Luchtvaartschool	Netherlands
CAE Aircrew Training Services plc (78%)	United Kingdom
CAE Aviation Training B.V	Netherlands
CAE Beyss Grundstücksgesellschaft GmbH	Germany
CAE Center Amsterdam B.V	Netherlands
CAE Center Brussels N.V	Belgium
CAE Center Maastricht B.V	Netherlands
CAE Elektronik GmbH	Germany
CAE Euroco S.à.r.l.	Portugal
CAE Holdings BV	Netherlands
CAE Holdings Limited	United Kingdom
CAE International Capital Management Hungary LLC	Hungary
CAE Investments S.à r.l	Luxembourg
CAE Services Italia, S.r.l.	Italy
CAE STS Limited	United Kingdom
CAE Training Aircraft B.V	Netherlands
CAE (UK) plc	United Kingdom

Jurisdiction of
Name of Subsidiary	Incorporation

CAE Verwaltungsgesellschaft mbH	Germany
CityLine Canadair Simulator und Training GmbH (15%)	Germany
CVS Leasing Limited (13.39%)	United Kingdom
Helicopter Training Media International GmbH	Germany
HFTS Helicopter Flight Training Services GmbH	Germany
Invertron Simulators plc	United Kingdom
Landmark Operations Limited	United Kingdom
Landmark Training Limited	United Kingdom
Rotorsim (Consortium) (50%) [1]	Italy
SAGO Grünstucks-Verwaltungsgesellschaft mbH (51%)	Germany
SAGO Grünstucks-Verwaltungsgesellschaft mbH & Co. KG (95%)	Germany
Servicios de Instrucción de Vuelo, S.L. (80%)	Spain
Simubel N.V. (a CAE Aviation Training Company)	Belgium
SIV Ops Training, S.L.	Spain
ZFB Zentrum für Flugsimulation Berlin GmbH (17%)	Germany

Other
CAE Australia Pty Ltd	Australia
CAE Aviation Training Chile Limitada [2]	Chile
CAE Aviation Training International Ltd	Mauritius
CAE Dubai LLC (49%)	Dubai
CAE Labuan Inc.	Malaysia
CAE Simulation Technologies Private Limited	India
CAE South America Flight Training do Brasil Ltda	Brazil
Flight Training Device (Mauritius) Limited	Mauritius
KESEM International Pty Ltd.	Australia
Zhuhai Xiang Yi Aviation Technology Company Limited (49%)	China

DISCONTINUED OR INACTIVE
Jurisdiction of
Name of Subsidiary	Incorporation

CAE Beteiligungsgesellschaft mbH	Germany
CAE CT Inc	California
CAE MRAD Pty Ltd	Australia
CAE Pederson Ltd. (49%)	British Columbia
CAE Screenplates AB	Sweden
CAE Screenplates SA	France
ISDAT Simulation SDN BHD (20%)	Malaysia
[1] Partnership
[2] Partnership

SCHEDULE B – CAE’S AUDIT COMMITTEE MANDATE

ROLE AND MEMBERSHIP

The Audit Committee (“the Committee”) shall be a committee to the Board of Directors.

The Committee shall consist of not fewer than four (4) such directors, one of whom shall be the Chairman of the Committee. All members of the Committee shall be independent directors, as determined by the Board taking into consideration applicable laws, regulations and other requirements applicable to such determination. Each member shall annually certify to CAE as to his or her independence, in form compliant with the standards of independence set out by regulatory authorities, stock exchanges and other applicable laws, regulations and requirements. Each member shall be able to read and understand financial statements (balance sheet, income statement, cash flow statement) that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by CAE's financial statements, or shall become able to do so within a reasonable period of time after joining the audit committee. One member shall have past employment in finance, accounting or any other comparable experience or background providing financial expertise. The Committee composition, including the qualifications of its members, shall comply with the requirements of regulatory authorities, stock exchanges and other applicable laws, regulations and requirements, as such requirements may be amended from time to time.

The Chairman of the Committee and its members shall be elected annually by the Board of Directors following recommendation of the Governance Committee and the Chairman of the Board. If the designated Chairman of the Committee is unable to attend a Committee meeting, the other Committee members present may elect a replacement Chairman for that meeting.

A majority of members of the Committee shall constitute a quorum.

RESPONSIBILITIES

Work closely and cooperatively with such officers and employees of CAE, its auditors, and/or other appropriate advisors and with access to such information as the Committee considers to be necessary or advisable in order to perform its duties and responsibilities, as assigned by the Board of Directors, in the following areas:

REVIEW OF AUDITED FINANCIAL STATEMENTS

1. Review the annual audited consolidated financial statements and make specific recommendations to the Board of Directors. As part of this process the Committee should:

  Review the appropriateness of and any changes to the underlying accounting principles and practices.
  Review the appropriateness of estimates, judgments of choice and level of conservatism of accounting alternatives.

  Review financial risks, uncertainties, commitments and contingent liabilities and discuss policies with respect to financial risk assessment and risk management.

ENGAGEMENT OF EXTERNAL AUDITORS

2. Recommend to the Board of Directors the appointment of the external auditor, which shall be accountable to the Board and the audit committee as representatives of the shareholders.

3. Review and approval of engagement letter. As part of this review the committee reviews and recommends to the Board of Directors for their approval the auditors’ fees for the annual audit. The Committee is responsible for the oversight of the work of the company’s auditor for the purpose of preparing or issuing an audit report or related work, and the auditor shall report directly to the Committee. The Committee shall pre-approve the engagement of the external auditors for the audit, any audit-related services, advice with respect to taxation matters and other permitted services and fees for such services, including approval processes for any such service that comply with the requirements of regulatory authorities, stock exchanges and other applicable laws, regulations and requirements, as amended from time to time.

4. Receipt of a written statement not less than annually from the external auditor describing in detail all relationships between the auditor and CAE that may impact the objectivity and independence of the auditor. Review annually with the Board of Directors the independence of the external auditors and either confirm to the Board of Directors that the external auditors are independent in accordance with applicable listing requirements, laws, regulations and other rules, or recommend that the Board of Directors take appropriate action to satisfy itself of the external auditors’ independence. Review and approve CAE's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of CAE.

REVIEW AND DISCUSSION WITH EXTERNAL AUDITORS

5. Review with the external auditors and management the annual external audit plans which would include objectives, scope, timing, materiality level and fee estimate.

6. Request and review an annual report prepared by the external auditors of any significant recommendations to improve internal control and corresponding management responses. Request and review an annual report prepared by the external auditors regarding the auditor’s internal quality-control procedures, material issues raised by the most recent internal quality-control review of the auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding 5 years, respecting one or more audits carried out by the auditors, and any steps taken to deal with any such issues. Meet separately, periodically, with external auditors.

7.	Make specific and direct inquiry of the external auditors relating to:

Performance of management involved in the preparation of financial statements.

Any restrictions on the scope of audit work.

  The level of cooperation received in the performance of the audit.
  The effectiveness of the work of internal audit.
  Any unresolved material differences of opinion or disputes between management and the external auditors, and be directly responsible for overseeing the resolution of disagreements between management and the external auditors regarding financial reporting.
  Any transactions or activities which may be illegal or unethical.
  Independence of the external auditor including the nature and fees of non-audit services performed by external audit firm and its affiliates.
  Any other matter so desired.

REVIEW AND DISCUSSION WITH INTERNAL AUDITORS

8. Review the annual internal audit plan including assessment of audit risk, planned activities, level and nature of reporting, audit organization and annual budget. Meet separately, periodically, with internal auditors.

9.	Make specific and direct inquiry of the internal auditors relating to:

• Any significant recommendations to improve internal control and corresponding management responses.

  The level of independence of internal audit.
  Any material disagreement with management.
  Any other matter so desired.

REVIEW AND DISCUSSION WITH MANAGEMENT

10. Review and assess the adequacy and quality of organization and staffing for accounting and financial responsibilities as well as discuss with management the annual audited financial statements and quarterly financial statements and the independent auditor, including CAE’s disclosures under Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A).

11. Review with management the annual performance of external and internal audit.

REVIEW OF OTHER PUBLIC DOCUMENTS

12. Ensure the Committee reviews all material public documents relating to CAE’s financial performance, financial position or analyses thereon, including financial statements, MD&A, annual and interim earnings press releases and the Annual Information Form (AIF), prior to their release. Review and monitor practices and procedures adopted by the company to assure compliance with applicable listing requirements, laws, regulations and other rules, and where appropriate, make recommendations or reports thereon to the Board of Directors. Discuss CAE’s financial information and earnings guidance, if any, provided to analysts and rating agencies.

13. Review significant changes in the accounting principles to be observed in the preparation of the accounts of the company and its subsidiaries, or in their application, and in financial disclosure presentation.

14. Prepare such reports of the Committee as may be required by any applicable securities regulatory authority to be included in the company’s information circular or any other disclosure document of the company.

15. The Committee shall review and approve the procedures set out in the company’s Corporate Communications & Disclosure Policy and will annually verify that adequate procedures exist within the company for the review of its disclosure of financial information derived from its financial statements.

OTHER RESPONSIBILITIES

16. The Board may refer from time to time such matters relating to the financial affairs of the company as the Board may deem appropriate.

MEETINGS

17. The Committee shall meet at such times as deemed necessary by the Board or the Committee and shall report regularly to the Board.

ENGAGEMENT OF PROFESSIONAL SERVICES

18. The Committee is authorized to engage independent counsel, and other advisers, as it determines necessary to carry out its duties. The company shall provide for appropriate funding, as determined by the Committee, for such services.

HANDLING OF COMPLAINTS

19. The Committee shall maintain procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the company of concerns regarding questionable accounting or auditing matters.

ANNUAL REVIEW

20. The Committee shall review and assess the adequacy of its mandate annually, report to the Board of Directors thereon and recommend any proposed changes to the Board of Directors for approval. The Committee shall also perform an annual evaluation of the performance of the Committee and shall report to the Chairman of the Governance Committee of the CAE Board of Directors thereon.